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                                   EXHIBIT 28

          Robert J. Fitzsimmons                   Immediate Release
          602/ 207-5759

                           FINOVA CAPITAL CORPORATION

             ANNOUNCES RECORD RESULTS FOR THE FOURTH QUARTER OF 1995

                   AND 31% INCREASE IN NET INCOME FOR THE YEAR

PHOENIX, Ariz., Jan. 24, 1995 -- FINOVA Capital Corporation today reported a 31% increase in net income, record new business levels and a 20% growth in managed assets for the year ended Dec. 31, 1995 to over $7.1 billion.

         Net income for 1995 was $97.6 million compared to $74.3 million for 1994, a 31% increase. For the fourth quarter of 1995 net income was $26.5 million up from $23.1 million for the comparable period in 1994, a 14% increase.

         Sam Eichenfield, chairman and chief executive officer of FINOVA, said that "1995 was an outstanding year for FINOVA with key performance factors showing continuing significant improvement over the prior year." Leading the performance was the record volume of new business added, which consisted of $2.6 billion of term loan and leasing business and $2.0 billion of factoring and floor planning volume. This new business generated the 20% growth in managed assets (funds employed and securitizations) and strong margins, which averaged 6.0% for the fourth quarter of 1995 and 5.8% for the year. Importantly, backlog remained strong at approximately $1.1 billion and portfolio quality showed continued improvement with nonearnings declining to 2.4% of managed assets at year-end 1995, down from 2.9% at Dec. 31, 1994. Eichenfield noted that "managed assets grew at an annualized rate of 23% (third quarter to fourth

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quarter) and since a substantial portion of the new business booked was toward the end of the quarter, it did not contribute to the quarter's profitability. The contribution from the new business, as well as the other positive trends, should continue into 1996."

         Eichenfield went on to say, "I am pleased to see that G&A expenses, measured as a percentage of interest margins earned, declined to 45.6% in 1995 from 46.1% in 1994 and, more importantly, declined to 44.7% for the fourth quarter of 1995."

         The increases in the amount of interest margins earned, both for the fourth quarter and the year 1995, combined with higher gains on sale of assets, more than offset the significant increases in provisions for possible credit losses and higher selling, administrative and other operating expenses ("G&A expenses"). Loss provisions, which exceeded 1994 by $12.2 million for the fourth quarter and $30.6 million for the year 1995, were due primarily to portfolio growth. Reserve coverage remained at 2.0% of ending funds employed and securitizations, and improved to 83.6% of nonaccruing assets. G&A expenses for the fourth quarter of 1995 were higher than the comparable 1994 period principally due to higher incentive accruals related to improved results and the higher volume of new business added during the year.

         Income taxes were higher in 1995 due to an increase in income before income taxes, partially offset by a lower effective income tax rate attributable to the effects of certain tax credits.

         FINOVA Capital Corporation is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to medium-sized businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

                                      ####

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                           FINOVA Capital Corporation
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                             (dollars in thousands)

                                          Quarter Ended      Twelve Months Ended
                                           December 31,          December 31,
                                       -------------------   -------------------
                                         1995       1994       1995       1994
                                       --------   --------   --------   --------
Interest earned from
 financing transactions                $210,118   $159,850   $761,855   $503,351

Interest expense                         98,965     69,538    366,822    222,929
Depreciation                             16,327     15,111     55,218     36,737
                                       --------   --------   --------   --------
Interest margins earned                  94,826     75,201    339,815    243,685


Provision for possible
 credit losses                           18,500      6,317     47,300     16,670
Gains on sale of assets                   8,027      3,373     19,726      9,045
Selling, administrative and
 other operating expenses                42,423     34,509    155,001    112,305
                                       --------   --------   --------   --------
Income before income
 taxes                                   41,930     37,748    157,240    123,755
Income taxes                             15,448     14,604     59,611     49,442
                                       --------   --------   --------   --------
Net Income                             $ 26,482   $ 23,144   $ 97,629   $ 74,313
                                       ========   ========   ========   ========

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                           FINOVA Capital Corporation
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (dollars in thousands)

                                                          As of December 31,
                                                       ------------------------
                                                          1995          1994
                                                       ----------    ----------
FINANCIAL POSITION:
Ending funds employed (EFE)                            $6,819,057    $5,667,644
Securitizations (2)                                       303,304       253,386
                                                       ----------    ----------
    Total managed assets                                7,122,361     5,921,030
Reserve for possible credit losses (3)                    140,333       122,233
Nonaccruing assets                                        167,872       168,761
Nonaccruing assets as a % of EFE and securitizations          2.4%          2.9%
Reserve for possible credit losses as a % of:
  Ending funds employed and securitizations                   2.0%          2.1%

  Nonaccruing assets                                         83.6%         72.4%
Total debt                                             $5,649,368    $4,573,354
Stockholder's equity                                      855,579       781,986
Backlog                                                 1,070,573       764,326


                                                 For the Quarter Ended        For the Year Ended
                                                     December 31,                December 31,
                                               ------------------------    ------------------------
                                                  1995          1994          1995          1994
                                               ----------    ----------    ----------    ----------
PERFORMANCE HIGHLIGHTS:
Average funds employed (AFE) and
 securitizations                               $6,882,219    $5,723,009    $6,401,368    $4,629,578
Average earning assets (4)                      6,314,476     5,034,805     5,815,455     4,064,971
New business                                      881,054       678,404     2,570,993     1,799,331
Factored volume/floor planning                    613,401       355,567     1,951,310     1,129,936
Write-offs                                         12,665        16,118        35,533        35,127
Write-offs (annualized) as a % of AFE and
 average securitizations                              0.7%          1.1%          0.6%          0.8%
Interest margins earned (annualized) as a %
 of average earning assets                            6.0%          6.0%          5.8%          6.0%
Selling, administrative and other operating
  expenses as a % of interest margins earned         44.7%         45.9%         45.6%         46.1%

------------

(1) Includes financial results from Ambassador Factors and TriCon Capital subsequent to their acquisitions on February 14, 1994 and April 30, 1994, respectively. Averages for the periods presented are based on month-end balances.
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) The reserve for possible credit losses includes $16 million and $13 million at December 31, 1995 and 1994, respectively, of reserves applicable to securitizations previously classified as accrued liabilities.

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(4) Average earning assets equal AFE less average deferred taxes on leveraged leases and average nonaccruing assets.

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